Execution Version

AMENDMENT TO SUBADVISORY AGREEMENT

FOR AST PRESERVATION ASSET ALLOCATION PORTFOLIO OF

ADVANCED SERIES TRUST

This Amendment is made by and among AST Investment Services, Inc., a Maryland corporation, PGIM Investments LLC, a New York limited liability company (collectively, the “Manager”) and J.P. Morgan Investment Management Inc., a Delaware corporation, (“J.P. Morgan” or the “Subadviser”).

WHEREAS, the Manager and the Subadviser entered into a Subadvisory Agreement, dated as of May 13, 2021, pursuant to which the Subadviser has been retained to provide investment advisory services to the

AST Preservation Asset Allocation Portfolio (the “Agreement”).

WHEREAS, the Manager and the Subadviser desire to amend the Agreement in accordance with Section 10 to revise Schedule A to amend the fee schedule.

NOW THEREFORE, it is agreed, as follows;

1.Schedule A is hereby deleted in its entirety and replaced with the attached Schedule A.

2.Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement;

3.Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects;

4.If any provisions in this Amendment shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment, but this Amendment shall be construed so as to effectuate the intent of the parties hereto as nearly as possible without giving effect to such invalid, illegal or unenforceable provision as if such provision had never been contained herein;

5.Each of the parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment; and

6.This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS HEREOF, AST Investment Services, Inc., PGIM Investments LLC and J.P. Morgan Investment Management Inc. have duly executed this Amendment as of the effective date of this Amendment.

AST INVESTMENT SERVICES, INC.

By: /s/ Timothy Cronin

Name: Timothy S. Cronin

Title: President

PGIM INVESTMENTS LLC

By: /s/ Timothy Cronin

Name: Timothy S. Cronin

Title: Senior Vice President

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By: /s/ Bootsie Beeks

Name: Bootsie Beeks

Title: Vice President

Effective Date as Revised: December 9, 2024

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SCHEDULE A

Advanced Series Trust

AST Preservation Asset Allocation Portfolio

As compensation for services provided by J.P. Morgan Investment Management Inc. (J.P. Morgan), AST Investment Services, Inc. and PGIM Investments LLC will pay J.P. Morgan a subadvisory fee on the net assets managed by J.P. Morgan that is equal, on an annualized basis, to the following:

Portfolio	Subadvisory Fee*
AST Preservation Asset Allocation	For Large Cap Core:
Portfolio	0.195% of average daily net assets on all assets

For Equity Income:
0.34% of average daily net assets
For Global Fixed Income:
0.17% of average daily net assets

*In the event J.P. Morgan invests its Allocated Assets in any other pooled investment vehicle it manages or subadvises, J.P. Morgan will waive its subadvisory fee hereunder in an amount equal to the acquired fund fee paid to J.P. Morgan with respect to the Allocated Assets so invested. Notwithstanding the foregoing, under no circumstances will the subadvisory fee waivers referred to in the preceding sentence exceed 100% of the subadvisory fee.

Effective Date as Revised: December 9, 2024

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